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                                                             EXHIBIT 99(a)(5)(2)


                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY


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FURTHERFIELD PARTNERS, L.P.,                            :
                                                        :
                                            Plaintiff,  :
                                                        :
         - against -                                    : CLASS ACTION COMPLAINT
                                                        :
800-JR CIGAR, INC., LEWIS I. ROTHMAN,                   :
LaVONDA M. ROTHMAN, BERNIE                              :
ROSENBLUM, MAUREEN COLLETON, JOHN                       :
OLIVA, JANE VARGAS, and JOHN T.                         :
BARRY, JR.,                                             :
                                                        :
                                            Defendants. :
                                                        :
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     Plaintiff alleges on information and belief, except as to paragraph 1 which is alleged on knowledge, as follows:

                                     PARTIES

     1. Plaintiff is the owner of 4000 shares of the common stock of 800-JR Cigar, Inc. ("JR Cigar" or the "Company").

     2. JR Cigar is a corporation duly organized under the laws of the State of Delaware with its principal executive offices located in Whippany, New Jersey. JR Cigar is one of the largest distributors and retailers of tobacco and tobacco related products in North America.

     3. Defendants Lewis I. Rothman, LaVonda Rothman, Bernie Rosenblum, Maureen Colleton, John Oliva, Jane Vargas, John T. Barry, Jr. (the "Individual Defendants") are all members of JR Cigar's Board of Directors. In addition, defendant director Lewis I. Rothman is Chairman, President and Chief Executive Officer of JR Cigar Corporation; and defendant

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director LaVonda M. Rothman is Executive Vice-President and Secretary of JR
Cigar. LaVonda Rothman is the wife of Lewis Rothman. Lewis and LaVonda Rothman and the 1998 Rothman Trust (the "Rothman Trust") (owned and controlled by the Rothmans), currently control in the aggregate 9.3 million or 78.4% of JR Cigar's outstanding common stock.

     The Individual Defendants as directors of JR Cigar owe the highest fiduciary obligations of good faith, loyalty, and fair dealing to the minority shareholders of JR Cigar.

                            CLASS ACTION ALLEGATIONS

     5. Plaintiff brings this case in its own behalf and as a class action, pursuant to Chancery Court Rule 23, on behalf of the minority holders of JR Cigar common stock (except defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants) who are threatened with injury arising from defendants' actions as is described more fully below.

     6. This action is properly maintainable as a class action. The Class is so numerous that joinder of all members is impracticable. The Company has approximately 11.86 million a common shares outstanding, of which approximately
9.3 million are owned by the Rothmans and the Rothman Trust. The remainder is owned by hundreds of record and beneficial shareholders.

     7. There are questions of law and fact common to the Class including, INTER ALIA, whether:

          a. defendants have used their equity and managerial domination and control to force out the minority shareholders of JR Cigar;

          b. defendants have breached and will continue to breach their fiduciary and other common law duties owed by them to plaintiff and the members of

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               the Class; and

          c. plaintiff and the other members of the Class would be irreparably damaged by the wrongs complained of herein.

     8. The claims of plaintiff are typical of the claims of the other members of the Class in that all members of the Class will be harmed alike by defendants' actions.

     9. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Accordingly, plaintiff is an adequate representative of the Class.

     10. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

     11. The defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

                             SUBSTANTIVE ALLEGATIONS

     12. JR Cigar is the largest retailer and distributor of premium cigars in the United States with a long successful operating history. The Company enjoys strong relationships with tobacco manufacturers as well as with its customers. As a result of these relationships, it has a unique franchise which it has leveraged to create a steady stream of sales and an increasingly

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attractive cash flow. Indeed its cash flow has generated large resources of working capital ($47.7 million as of June 30, 2000) which is available for reinvestment in its own and other promising businesses. JR Cigar's free cash flow for the year 1999 exceeded $15 million.

     13. Recognizing the attractive cash generating performance of JR Cigar, the Rothmans determined to usurp this growing opportunity for themselves, denying JR Cigar's minority shareholders the opportunity to obtain fair value for their equity interest by imposing a freeze-out transaction at less than ten times cash flow.

     14. On August 28, 2000, JR Cigar announced that the Rothmans, through their controlled entities, would acquire the stock in JR Cigar that they did not already own for the inadequate price of $13 cash per share.

     15. The Rothmans controlled Board of Directors of JR Cigar and any purported Special Committee charged with considering the fairness of the Rothman offer to acquire JR Cigar have irreconcilable conflicts, as a result of the Rothmans' domination and control of JR Cigar and the Board.

     16. The Individual Defendants have breached their fiduciary duties by reasons of the acts and transactions complained of herein.

     17. Plaintiff and other members of the Class have been and will be damaged, in that they have not and will not receive their fair proportion of the value of JR Cigar's assets and businesses, will be divested from their right to share in JR Cigar's future growth and development and have been and will be prevented from obtaining a fair and adequate price for their shares of JR Cigar common stock.

     18. The consideration to be paid to Class members in the proposed freeze-out

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transaction is unfair and inadequate because, INTER ALIA:

          a. the intrinsic value of JR Cigar's common stock is in excess of the amount offered by the Rothmans, giving due consideration to the anticipated operating results, net asset value, cash flow, profitability and established markets for JR Cigar; and

          b.   the price offered is not the result of arms length negotiation.

     19. The terms of the proposed freeze-out transaction are unfair to the Class, and the unfairness is compounded by the gross disparity between the knowledge and information possessed by the Rothmans by virtue of their control of JR Cigar, and that possessed by JR Cigar's public shareholders.

     20. Plaintiff and the Class have no adequate remedy of law.

     WHEREFORE, Plaintiff prays for judgment and relief as follows:

          a. declaring that this lawsuit is properly maintainable as a class action and certifying Plaintiff as representative of the Class;

          b. preliminarily and permanently enjoining defendants and their counsel, agents, employees, and all persons acting under, in concert with, or for them, from proceeding with or implementing the proposed transaction;

          c. in the event the proposed transaction is consummated, rescinding it and setting it aside;

          d. awarding compensatory damages against defendants, jointly and severally, in an amount to be determined at trial, together with

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               prejudgment interest at the maximum rate allowable by law;

          e. awarding Plaintiff its costs and disbursements and reasonable allowances for plaintiff's counsel and experts' fees and expenses; and

          f.   granting such other and further relief as may be just and proper.

                                    ROSENTHAL, MOHAIT, GROSS & GODDESS, P.A.


                                BY: /s/ (Illegible)
                                    ------------------------------------------
                                    Melon Bank Center, Suite 1401
                                    P.O. Box 1070
                                    Wilmington, Delaware  19899
                                    (302) 656-4433
                                    Attorneys for Plaintiff

OF COUNSEL:

Gregory E. Keller, Esq.
HARNES & KELLER, LLP
International Plaza
750 Lexington Ave
New York, NY 10022
(212) 754-2333

GARVIN, BRONZAFT, GERSTEIN & FISHER, L.L.P.
1501 Broadway, Suite 1416
New York, NY  10036
(212) 398-0055